Exhibit 99.3

GREEN AUTOMOTIVE COMPANY

(Formerly Green Automotive Company Corporation)

Unaudited Pro Forma Condensed Consolidated Financial Statements

On June 28, 2012, Green Automotive Company (“GAC” or the “Company”) entered into a Stock Exchange Agreement (the “Agreement”) with Liberty Electric Cars Ltd., an England and Wales private company limited (“LEC”), and its wholly-owned subsidiary LEC 2 Limited, an England and Wales private company limited (“LEC2” and together with LEC, the “LEC Entities”), under which our wholly-owned subsidiary, Liberty Automotive Group, Inc. (formerly GAC EV Motors Inc.), a Nevada corporation (“LAG”) agreed to purchase 100% of the issued and outstanding securities of LEC Entities in exchange for Thirty Nine Million Seven Hundred Forty Two Thousand One Hundred Seventy Eight (39,742,178) shares of our common stock held by LAG to the LEC Shareholders.  These shares represent approximately Ten percent (8.19%) of the Company’s voting control.  This transaction closed on July 23, 2012.

As part of the Agreement, the Company issued 300,000 shares of restricted preferred stock to two LEC Directors as a covenant not to compete. The preferred shares are fully forfeitable in the event the Directors terminated their employment before the third year anniversary. Additionally, these preferred shares were valued at $5 per share and were recoded as part of purchase price.

The acquisition has been accounted for as a business combination and the Company valued all assets and liabilities acquired at their fair values on the date of acquisition. Accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of the acquisition.

The allocation of the purchase price to assets and liabilities based upon fair value determinations was as follows:

Cash	$149,497
Notes receivable	212,773
Other current assets	492,174
Property and equipment, net of accum. depreciation	197,469
Intangible asset (covenant not to compete)	1,500,000
Other intangible assets (Technology/IP)	2,233,543
Total assets acquired	4,785,456

Accounts payable and accrued expenses	446,945
Deferred revenue	182,982
Notes payable	625,195
Other	43,225
Total liabilities assumed	1,298,347

Net assets acquired	$3,487,109

The purchase price consists of the following:

Common Stock (39,742,178 shares valued at $0.05/share)	$1,987,109
Preferred Stock (300,000 shares valued at $5/share)	1,500,000
Total purchase price	$3,487,109

The following unaudited pro forma condensed consolidated financial statements have been prepared to give effect to the completed acquisition, which was accounted for as a purchase.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2011, and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011 and Twelve months ended December 31, 2012, are presented herein. The unaudited pro forma condensed consolidated balance sheet was prepared using the historical balance sheets of GAC as of December 31, 2011 and LEC Entities as of December 31, 2011. The unaudited pro forma condensed consolidated statements of operations were prepared using the historical statements of operations of GAC for the year ended December 31, 2011 and Twelve months ended December 31, 2012, and the historical statements of operations of LEC Entities for the year ended December 31, 2011 and Twelve months ended December 31, 2012.

The unaudited pro forma condensed consolidated balance sheet gives effect to the acquisition as if it had been completed on December 31, 2011, and consolidates the unaudited condensed balance sheets of GAC and the assets acquired from LEC Entities. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2011 and Twelve months ended December 31, 2012 give effect to the acquisition as if it had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes and do not purport to represent what the financial position or results of operations actually would have been if the events described above occurred as of the dates indicated or what such financial position or results would be for any future periods. The pro forma information does not reflect cost savings expected to be realized from the elimination of certain expenses and from synergies expected to be created or the costs to achieve such cost savings or synergies.  No assurance can be given that cost savings or synergies will be realized.  The unaudited pro forma condensed consolidated financial statements, and the accompanying notes, are based upon the respective historical consolidated financial statements of GAC and LEC Entities, and should be read in conjunction with GAC’s historical financial statements and related notes contained in GAC’s Annual Report for the year ended December 31, 2011, and LEC Entities’ financial statements presented as Exhibit 99.1 to this Current Report Form 8-K/A.

GREEN AUTOMOTIVE COMPANY

(Formerly Green Automotive Company Corporation)

Unaudited Pro-Forma Condensed Consolidated Balance Sheet

As of December 31, 2011

	Historical		Pro-Forma
	GAC	LEC	Adjustments		Pro-Forma
ASSETS
Current assets
Cash and cash equivalents	$906	$35,449			$36,355
Accounts receivable	-	318,792			318,792
Inventory and supplies	263,489	4,613			268,102
Other assets	36,300	15,312			51,612
Total current assets	300,695	374,166	-		674,861

Property, Plant and Equipment, net	7,699	124,430	(17,980)	(a)	114,149

Other assets
Investment	-	378,601			378,601
Intangibles, net	331,267	-	-		331,267
Total assets	$639,661	$877,197	$(17,980)		$1,498,878

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued expenses	$165,445	$1,605,435			$1,770,880
Due to related party	452,064	-			452,064
Derivative Liability	5,731,806	-			5,731,806
Notes payable (current)	-	69,539			69,539
Total current liabilities	6,349,315	1,674,974	-		8,024,289

Lease payable (non-current)	-
Total liabilities	6,349,315	1,674,974	-		8,024,289

Stockholders’ deficit
Preferred stock	500	-	300	(b)	800
Common stock	272,750	459	39,283	(b)	312,492
Additional paid in capital	3,997,036	1,912,637	1,534,430	(b)	7,444,103
Accumulated deficit	(9,979,940)	(2,870,869)	(1,431,997)	(c)	(14,282,806)
Accumulated other comprehensive income	-	159,996	(159,996)	(c)	-
Total stockholders’ deficit	(5,709,654)	(797,777)	(17,980)		(6,525,411)

Total liabilities and stockholders’ deficit	$639,661	$877,197	$(17,980)		$1,498,878

See Accompanying Notes to Unaudited Pro-Forma Condensed Consolidated Financial Statements

GREEN AUTOMOTIVE COMPANY

(Formerly Green Automotive Company Corporation)

Unaudited Pro-Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2011

	Historical		Pro-Forma
	GAC	LEC	Adjustments		Pro-Forma

Revenues	$-	$1,163,964			$1,163,964
Cost of revenues	-	81,876			81,876
Gross Margin	-	1,082,088	-		1,082,088

Operating expenses
Depreciation and amortization	325,220	-	17,980	(a)	343,200
Gain on disposal of fixed assets	(9,784)	-			(9,784)
Impairment of assets	-	-	4,284,886	(d)	4,284,886
Research and development	-	741,744			741,744
General and administrative	1,174,931	1,173,989			2,348,920
Total operating expenses	1,490,367	1,915,733	4,302,866		7,708,966

Loss from operations	(1,490,367)	(833,645)	(4,302,866)		(6,626,878)

Other income/(expense)
Change in fair value of derivative liability	(5,731,806)	-			(5,731,806)
Other income (expense)	-	160,759			160,759
Interest income (expense)	(63,058)	(2,632)			(65,690)
Total other income/(expense)	(5,794,864)	158,127	-		(5,636,737)

Income tax	-	-
Net loss	$(7,285,231)	$(675,518)	$(4,302,866)		$(12,263,615)

Net loss per share (Basic and Diluted)	$(0.03)				$(0.04)

Weighted average number of shares	272,380,247		39,742,178	(e)	312,122,425

See Accompanying Notes to Unaudited Pro-Forma Condensed Consolidated Financial Statements

GREEN AUTOMOTIVE COMPANY

(Formerly Green Automotive Company Corporation)

Unaudited Pro-Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2012

	Historical		Pro-Forma
	GAC	LEC	Adjustments		Pro-Forma

Revenues	$-	$680,462			$680,462
Cost of revenues	-	266,165			266,165
Gross Margin	-	414,297	-		414,297

Operating expenses
Depreciation and amortization	258,754	62,421	17,980	(e)	339,155
Impairment of assets	641,859	157,975			799,834
Research and development	-	129,512			129,512
Stock compensation	3,754,041				3,754,041
General and administrative	632,059	986,208			1,618,267
Total operating expenses	5,286,713	1,336,116	17,980		6,640,809

Loss from operations	(5,286,713)	(921,819)	(17,980)		(6,226,512)

Other income/(expense)
Change in fair value of derivative liability	(73,866,998)	-			(73,866,998)
Gain on conversion of debt to stock	36,606				36,606
Other income (expense)	-				-
Interest income (expense)	(450)	(43,652)			(44,102)
Total other income/(expense)	(73,830,842)	(43,652)	-		(73,874,494)

Income tax	-	-
Net loss	$(79,117,555)	$(965,471)	$(17,980)		$(80,101,006)

Net loss per share (Basic and Diluted)	$(0.28)				$(0.25)

Weighted average number of shares	277,905,975		39,742,178	(f)	317,648,153

See Accompanying Notes to Unaudited Pro-Forma Condensed Consolidated Financial Statements

GREEN AUTOMOTIVE COMPANY

(Formerly Green Automotive Company Corporation)

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Note 1.

Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements present the pro forma results of operations and financial position of GAC and LEC Entities on a combined basis based on the historical financial information of each company and after giving effect to the acquisition of LEC Entities by GAC. The acquisition was recorded using the acquisition method of accounting.

The unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2011 combines the historical results for GAC as of December 31, 2011 and the historical results for LEC Entities as of December 31, 2011, as if the acquisition had occurred on December 31, 2011. The unaudited pro forma condensed consolidated statement of operations for the twelve months ended December 31, 2012, combines the historical results for GAC for the twelve months ended December 31, 2012 and the historical results for LEC Entities for the twelve months ended December 31, 2012, as if the acquisition had occurred on January 1, 2012. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011 combines the historical results for GAC for the twelve months ended December 31, 2011 and the historical results for LEC Entities for the twelve months ended December 31, 2011, as if the acquisition had occurred on January 1, 2011.

Note 2.

Pro Forma Adjustments

(a)

Represents the depreciation of $17,980 related to the fair value of fixed assets acquired in the transaction, as if the acquisition had been completed on January 1, 2011.

(b)

To reflect the common and preferred stock issued as consideration in the acquisition net of LEC Entities additional paid in capital not acquired in the transaction.

(c)

To reflect the elimination of LEC Entities accumulated deficit and other comprehensive income.

(d)

Represents the write off of Goodwill on acquisition as if the acquisition occurred on 1st January 2011 – Consideration of $3,487,109 less net assets acquired of $797,777.

(e)

Represents the depreciation of $17,980 related to the fair value of fixed assets acquired in the transaction, as if the acquisition had been completed on January 1, 2012.

(f)

To reflect the issuance of 39,742,178 shares of common stock on the date of acquisition.